Exhibit 99.1

Copa Holdings Reports Financial Results for the Third Quarter of 2023

Panama City, Panama --- November 15, 2023. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2023 (3Q23). The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2022 (3Q22).

OPERATING AND FINANCIAL HIGHLIGHTS

▪
Copa Holdings reported a net profit of US$187.4 million for 3Q23 or US$4.72 per share. Excluding special items comprised of a net gain of US$12.2 million related to the settlement of the Company’s convertible notes and an unrealized mark-to-market gain of US$0.8 million related to the value of financial investments, the Company would have reported a net profit of US$174.4 million or US$4.39 per share.
▪
Copa Holdings reported an operating profit of US$205.0 million and a 23.6% operating margin for the quarter, as compared to an operating profit of US$143.7 million and an operating margin of 17.8% in 3Q22.
▪
Passenger traffic, measured in terms of revenue passenger miles (RPMs), increased by 13.3% year over year, while capacity measured in available seat miles (ASMs) increased by 12.1%. As a result, the load factor for the quarter increased by 0.9 percentage points to 87.8%, as compared to 3Q22.
▪
Total revenues for 3Q23 increased 7.2% to US$867.7 million driven by higher capacity and load factors, while yields decreased by 5.0% to 13.4 cents. Consequently, revenue per available seat mile (RASM) decreased by 4.3% as compared to 3Q22 to 12.2 cents.
▪
Operating cost per available seat mile (CASM) decreased 11.2% from 10.5 cents in 3Q22 to 9.3 cents in 3Q23, mainly driven by a decrease of 21.3% in the price of jet fuel per gallon and lower sales and distribution costs. CASM excluding fuel (Ex-fuel CASM) decreased by 2.1% in the quarter to 5.8 cents, when compared to 3Q22.
▪
The Company ended the quarter with approximately US$1.2 billion in cash, short-term and long-term investments, which represent 34.0% of the last twelve months’ revenues.
▪
In September, Copa Holdings completed the previously announced redemption of its 4.50% Convertible Senior Notes due 2025. The redemption resulted in a net settlement of US$350.0 million in cash, plus approximately 3.7 million shares issued to noteholders.
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The Company closed the quarter with total debt, including lease liabilities, of US$1.7 billion, while our Adjusted Net Debt to EBITDA ratio ended at 0.4 times.
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During the quarter, the Company took delivery of two Boeing 737 MAX 9 aircraft, ending the quarter with a consolidated fleet of 103 aircraft – 67 Boeing 737-800s, 26 Boeing 737 MAX 9s, 9 Boeing 737-700s, and 1 Boeing 737-800 freighter.
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Copa Airlines had an on-time performance for the quarter of 89.4% and a flight completion factor of 99.8%, once again positioning itself among the very best in the industry.

Subsequent Events

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In November, the Company took delivery of two Boeing 737 MAX 9 aircraft and expects to receive one additional aircraft during the remainder of 2023. The Company expects to end the year with 106 aircraft.
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In October, the Company started service to Barquisimeto, Venezuela, bringing the total number of destinations in its network to 81, maintaining its position as the hub with the most non-stop international destinations in Latin America.
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In October, the Company completed its previously disclosed Share Repurchase Program and on November 15, 2023, the board of directors of Copa Holdings approved a new US$200 million Share Repurchase Program. Purchases will be made subject to market and economic conditions, applicable legal requirements, and other relevant factors.
▪
Copa Holdings will make its fourth dividend payment of the year of US$0.82 per share on December 15, 2023, to all Class A and Class B shareholders on record as of November 30, 2023.

Consolidated Financial & Operating Highlights	3Q23	3Q22	Variance vs. 3Q22	2Q23	Variance vs. 2Q23
Revenue Passengers Carried (000s)	3,272	2,755	18.7%	2,980	9.8%
Revenue Passengers OnBoard (000s)	4,873	4,190	16.3%	4,469	9.0%
RPMs (millions)	6,239	5,508	13.3%	5,826	7.1%
ASMs (millions)	7,109	6,344	12.1%	6,767	5.1%
Load Factor	87.8%	86.8%	0.9 p.p.	86.1%	1.7 p.p.
Yield (US$ Cents)	13.4	14.1	-5.0%	13.3	0.6%
PRASM (US$ Cents)	11.7	12.2	-4.0%	11.4	2.5%
RASM (US$ Cents)	12.2	12.8	-4.3%	12.0	2.1%
CASM (US$ Cents)	9.3	10.5	-11.2%	9.1	2.6%
CASM Excl. Fuel (US$ Cents)	5.8	5.9	-2.1%	5.9	-2.4%
Fuel Gallons Consumed (millions)	83.9	75.7	10.9%	79.9	5.1%
Avg. Price Per Fuel Gallon (US$)	3.00	3.81	-21.3%	2.65	12.9%
Average Length of Haul (miles)	1,907	1,999	-4.6%	1,955	-2.5%
Average Stage Length (miles)	1,238	1,265	-2.1%	1,260	-1.7%
Departures	35,468	31,484	12.7%	33,385	6.2%
Block Hours	112,114	102,027	9.9%	107,055	4.7%
Average Aircraft Utilization (hours)	11.9	11.7	2.0%	11.8	1.0%
Operating Revenues (US$ millions)	867.7	809.4	7.2%	809.2	7.2%
Operating Profit (Loss) (US$ millions)	205.0	143.7	42.7%	194.7	5.3%
Operating Margin	23.6%	17.8%	5.9 p.p.	24.1%	-0.4 p.p.
Net Profit (Loss) (US$ millions)	187.4	115.9	61.6%	17.5	970.2%
Adjusted Net Profit (Loss) (US$ millions) (1)	174.4	115.1	51.6%	154.5	12.9%
Basic EPS (US$)	4.72	2.93	61.0%	0.44	962.4%
Adjusted Basic EPS (US$) (1)	4.39	2.91	51.0%	3.92	12.1%
Shares for calculation of Basic EPS (000s)	39,730	39,589	0.4%	39,442	0.7%

(1)
Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON THE 3Q23 RESULTS

Thanks to a continued healthy air travel demand environment in the region and the Company’s consistent strategy on ex-fuel costs execution, Copa Holdings reported strong results for the quarter. The Company reported an operating profit of US$205.0 million and a 23.6% operating margin in 3Q23, representing a year-over-year increase of US$61.3 million and 5.9 percentage points, respectively.

Operating revenues for the quarter increased 7.2% to US$867.7 million driven by higher capacity and load factors. The Company’s load factor came in at 87.8% or 0.9 percentage points above 3Q22 on a 12.1% increase in capacity year over year, while yields came in at 13.4 cents or 5.0% lower than 3Q22. As a result, passenger revenues per ASM (PRASM) decreased 4.0% in the quarter to 11.7 cents and RASM decreased 4.3% to 12.2 cents.

Operating expenses for 3Q23 decreased by 0.5% to US$662.7 million despite the 12.1% increase in capacity compared to 3Q22, mainly driven by lower fuel and sales and distribution costs. Aircraft fuel expenses decreased by 13.5% or US$39.5 million compared to 3Q22, due to a 21.3% lower jet fuel price, partially offset by 10.9% more gallons consumed, and sales and distribution costs decreased by 11.0% due to higher penetration of direct sales and lower-cost travel agency channels.

As a result, cost per available seat mile (CASM) came in at 9.3 cents, a decrease of 11.2% compared to 3Q22. Costs excluding fuel (Ex-fuel CASM) came in at 5.8 cents, a 2.1% decrease when compared to the same period in 2022.

Copa Holdings closed the quarter with US$ 1.2 billion in cash, short-term and long-term investments, which represent 34.0% of the last twelve months’ revenues.

Total debt at the end of 3Q23 amounted to US$1.7 billion, while our Adjusted Net Debt to EBITDA ratio ended at 0.4 times.

The Company continued its fleet expansion during the quarter taking delivery of two Boeing 737 MAX 9 aircraft to end the quarter with a total of 103 aircraft. Additionally, in October, the Company started a new service to Barquisimeto, Venezuela, bringing the total number of destinations in its network to 81, maintaining its position as the hub with the most non-stop international destinations in Latin America.

Copa Holdings’ third quarter results are the product of a solid and well-executed business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, low unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product, and cost competitiveness.

OUTLOOK FOR 2023 AND 2024

For 2023, the Company updates its outlook as follows: consolidated capacity is expected to grow by approximately 13% over 2022, and operating margin is expected to come in at approximately 23%.

Financial Outlook	2023 Guidance	2022
Capacity – YOY ASM growth	∼13%	63.6%
Operating Margin	∼23%	15.2%

Factored into this outlook is a load factor of approximately 87%, unit revenues (RASM) of 12.4 cents, unit costs excluding fuel (Ex-Fuel CASM) in the range of 6.0 cents, and an all-in fuel price of US$3.02 per gallon.

For the full year 2024, the Company preliminarily expects to increase its capacity in the range of 12% to 14% when compared to 2023 and a unit cost excluding fuel (Ex-Fuel CASM) of approximately 5.9 cents.

CONSOLIDATED THIRD-QUARTER RESULTS

Operating revenue

Consolidated revenue for 3Q23 totaled US$ 867.7 million, a 7.2% increase from operating revenue of US$809.4 million in 3Q22, mainly driven by passenger revenue.

Passenger revenue totaled US$833.3 million, a 7.6% increase compared to the same period in 2022, mainly driven by a 12.1% year-over-year capacity increase and a 0.9 percentage point increase in load factor, partially offset by a 5.0% decrease in passenger yield. The third-quarter results are mostly comprised of flown passenger ticket revenue, unredeemed ticket revenue, and passenger-related ancillary revenue.

Cargo and mail revenue totaled US$23.4 million, an 11.2% decrease compared to the same period in 2022, related to lower cargo volumes and yields.

Other operating revenue totaled US$11.0 million, a 24.5% increase compared to the same period in 2022, mainly revenues from non-air ConnectMiles partners.

Operating expenses

Consolidated operating costs for 3Q23 decreased by 0.5% to US$662.7 million, mainly driven by lower fuel and sales and distribution costs.

Fuel totaled US$252.1 million, a decrease of 13.5% compared to the same period in 2022, due to a 21.3% lower effective fuel price, partially offset by a 10.9% increase in fuel gallons consumed.

Wages, salaries, benefits, and other employee expenses totaled US$108.4 million, representing a 12.2% increase compared to the same period in 2022, mainly driven by growth in operational staff to support current capacity, as well as salary adjustments and higher variable compensation.

Passenger servicing totaled US$23.1 million, an increase of 22.6% compared to the same period in 2022, mainly due to a 16.3% increase in onboard passengers and an upgrade in the Company’s product offering.

Airport facilities and handling charges totaled US$58.2 million, an increase of 17.0% compared to the same period in 2022, mostly related to a 12.7% increase in departures as well as higher airport fees.

Sales and distribution totaled US$54.1 million, a decrease of 11.0% compared to the same period in 2022, due to a reduction in the Company’s distribution costs as a result of higher penetration of both direct sales and the lower-cost travel agency channels launched by Copa in September 2022.

Maintenance, materials, and repairs totaled US$29.5 million, an increase of 25.2% compared to the same period in 2022. This increase was mainly driven by the timing of major component repairs, changes in supplemental rent provisions related to the extension of leased aircraft contracts, and an increase of 9.5% in flight hours.

Depreciation and amortization totaled US$78.4 million, an increase of 13.9% compared to the same period in 2022, mostly related to additional aircraft and maintenance events amortization.

Flight operations mostly related to overflight fees, totaled US$29.5 million, an increase of 15.7% compared to the same period in 2022, driven by a 9.9% increase in block hours and an increase in overflight rates in certain countries.

Other operating and administrative expenses totaled US$29.4 million, representing a decrease of 3.2% compared to the same period in 2022, mainly due to lower engine rental expenses.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net income of US$9.5 million in 3Q23.

Finance cost totaled (US$82.9) million, mostly comprised of US$64.9 million in interest expenses related to the amortization of the debt principal and debt issuance costs associated with the convertible notes retired during the period; US$11.0 million related to loan interest and commission expenses; US$3.6 million in interest charges related to operating leases; US$3.0 million related to the discount rate utilized for the calculation of leased aircraft charges; and US$0.4 million in other interest charges.

Finance income totaled US$15.1 million in proceeds from investments.

Gain (loss) on foreign currency fluctuations totaled (US$1.6) million, mainly driven by the depreciation of the Brazilian real and the Argentine peso during the quarter.

Net change in fair value of derivatives totaled US$77.1 million related to a decrease in the fair value of the derivative associated with the Company’s convertible notes as part of the settlement of the notes executed during the quarter.

Other non-operating income (expense) totaled a net of US$1.9 million, which includes an unrealized mark-to-market gain of US$0.8 million related to changes in the value of financial investments.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q23	3Q22	Change	2Q23	Change
Operating Revenues
Passenger revenue	833,306	774,230	7.6%	773,781	7.7%
Cargo and mail revenue	23,431	26,400	-11.2%	23,888	-1.9%
Other operating revenue	10,973	8,815	24.5%	11,521	-4.8%
Total Operating Revenue	867,711	809,445	7.2%	809,190	7.2%

Operating Expenses
Fuel	252,077	291,528	-13.5%	214,121	17.7%
Wages, salaries, benefits and other employees' expenses	108,416	96,612	12.2%	105,788	2.5%
Passenger servicing	23,147	18,881	22.6%	21,460	7.9%
Airport facilities and handling charges	58,243	49,783	17.0%	54,146	7.6%
Sales and distribution	54,058	60,712	-11.0%	56,596	-4.5%
Maintenance, materials and repairs	29,528	23,577	25.2%	31,430	-6.1%
Depreciation and amortization	78,359	68,813	13.9%	74,818	4.7%
Flight operations	29,476	25,483	15.7%	25,005	17.9%
Other operating and administrative expenses	29,394	30,363	-3.2%	31,158	-5.7%
Total Operating Expense	662,697	665,752	-0.5%	614,523	7.8%

Operating Profit/(Loss)	205,014	143,692	42.7%	194,667	5.3%

Non-operating Income (Expense):
Finance cost	(82,926)	(22,528)	268.1%	(30,517)	171.7%
Finance income	15,108	4,546	232.3%	11,970	26.2%
Gain (loss) on foreign currency fluctuations	(1,566)	(3,335)	-53.1%	3,712	-142.2%
Net change in fair value of derivatives	77,058	1,575	4792.6%	(137,473)	-156.1%
Other non-operating income (expense)	1,867	4,230	-55.9%	925	101.8%
Total Non-Operating Income/(Expense)	9,540	(15,513)	-161.5%	(151,382)	-106.3%

Profit before taxes	214,555	128,179	67.4%	43,284	395.7%

Income tax expense	(27,179)	(12,241)	122.0%	(25,775)	5.4%

Net Profit/(Loss)	187,375	115,939	61.6%	17,509	970.2%

EPS
Basic	4.72	2.93	61.0%	0.44	962.4%

Shares used for calculation:
Basic	39,730,180	39,588,984	0.4%	39,442,367	0.7%

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

(US$ Thousands)

	September 2023	December 2022
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	236,878	122,424
Short-term investments	754,799	812,323
Total cash, cash equivalents and short-term investments	991,677	934,747

Accounts receivable, net	169,386	135,415
Accounts receivable from related parties	2,416	2,168
Expendable parts and supplies, net	108,546	93,332
Prepaid expenses	44,189	52,322
Prepaid income tax	139	798
Other current assets	25,671	17,043
	350,347	301,078
TOTAL CURRENT ASSETS	1,342,024	1,235,825

Long-term investments	177,835	202,056
Long-term prepaid expenses	9,475	7,770
Property and equipment, net	3,069,652	2,883,524
Right of use assets	291,446	234,380
Intangible, net	85,711	78,555
Net defined benefit assets	2,303	504
Deferred tax assets	27,473	30,743
Other Non-Current Assets	17,435	17,005
TOTAL NON-CURRENT ASSETS	3,681,330	3,454,537

TOTAL ASSETS	5,023,354	4,690,362

LIABILITIES
Loans and borrowings	260,164	142,484
Current portion of lease liability	69,001	80,084
Accounts payable	179,052	166,660
Accounts payable to related parties	1,574	1,004
Air traffic liability	658,246	651,805
Frequent flyer deferred revenue	121,732	111,526
Taxes Payable	39,939	43,878
Employee benefits obligations	48,809	44,913
Income tax payable	19,046	6,276
Other Current Liabilities	1,236	1,175
TOTAL CURRENT LIABILITIES	1,398,799	1,249,805

Loans and borrowings long-term	1,110,284	1,301,819
Lease Liability	224,140	158,289
Derivative financial instruments	-	251,150
Deferred tax Liabilities	44,343	16,571
Other long - term liabilities	238,623	220,618
TOTAL NON-CURRENT LIABILITIES	1,617,390	1,948,447

TOTAL LIABILITIES	3,016,189	3,198,252

EQUITY
Class A - 34,075,308 issued and 31,146,012 outstanding	21,367	21,327
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	209,836	103,465
Treasury Stock	(199,379)	(344,541)
Retained Earnings	1,652,915	1,367,784
Net profit	326,405	348,054
Other comprehensive loss	(11,445)	(11,445)

TOTAL EQUITY	2,007,165	1,492,110
TOTAL EQUITY LIABILITIES	5,023,354	4,690,362

Consolidated Statement of Cash Flows

For the nine months ended September 30,

(In US$ thousands)

	2023	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	764,586	543,471	263,252
Cash flow used in investing activities	(274,166)	(387,334)	(140,844)
Cash flow from (used in) from financing activities	(375,966)	(168,474)	48,758
Net increase (decrease) in cash and cash equivalents	114,454	(12,337)	171,166
Cash and cash equivalents at January 1	122,424	211,081	119,065
Cash and cash equivalents at September 30	$236,878	$198,744	$290,231

Short-term investments	754,799	752,812	901,645
Long-term investments	177,835	168,114	96,956
Total cash and cash equivalents and investments at September 30	$1,169,512	$1,119,670	$1,288,832

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Net Profit, Adjusted Basic EPS, and Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Profit	3Q23	3Q22	2Q23

Net Profit as Reported	$187,375	$115,939	$17,509
Add: Interest expense related to the settlement of the convertible notes	$64,894	$-	$-
Add: Net change in fair value of derivatives	$(77,058)	$(1,575)	$137,473
Add: Net change in fair value of financial investments	$(810)	$699	$(512)
Adjusted Net Profit	$174,400	$115,062	$154,469

Reconciliation of Adjusted Basic EPS	3Q23	3Q22	2Q23

Adjusted Net Profit	$174,400	$115,062	$154,469
Shares used for calculation of Basic EPS	39,730	39,589	39,442
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$4.39	$2.91	$3.92

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	3Q23	3Q22	2Q23

Operating Costs per ASM as Reported (in US$ Cents)	9.3	10.5	9.1
Aircraft Fuel Cost per ASM (in US$ Cents)	3.5	4.6	3.2
Operating Costs per ASM excluding fuel (in US$ Cents)	5.8	5.9	5.9